Exhibit 10.2

MINIMUM EQUITY GUARANTY

GUARANTY (this "**Guaranty**") made as of the 29th day of September, 2006 by MAGUIRE PROPERTIES, L.P., a Maryland limited partnership ("Guarantor") having an office at 1733 Ocean Avenue, Suite 400, Santa Monica, California 90401, in favor of EUROHYPO AG, NEW YORK BRANCH, having its principal office at 1114 Avenue of the Americas, New York, New York 10036, as Administrative Agent for the Lenders referred to below (in such capacity, together with its successors in such capacity, the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, MAGUIRE PROPERTIES-3161 MICHELSON, LLC, a Delaware limited liability company ("3161"), MAGUIRE PROPERTIES-PARK PLACE PS2, LLC, a Delaware limited liability company ("PS2"), and MAGUIRE PROPERTIES-PARK PLACE PS5, LLC, a Delaware limited liability company ("PS5") (individually and collectively, jointly and severally, "Borrower"), certain lenders (collectively, the "Lenders") and the Administrative Agent are parties to a Construction Loan Agreement dated as of the date hereof (said Construction Loan Agreement, as modified, amended, supplemented and in effect from time to time, being herein called the "Loan Agreement"; and, except as otherwise herein expressly provided, all terms defined in the Loan Agreement are being used herein as defined therein), which Loan Agreement provides, among other things, for Loans to be made by the Lenders to Borrower in an aggregate principal amount not exceeding $240,000,000 in connection with the Project, such Loans to be (i) evidenced by, and repayable with interest thereon in accordance with, various Notes to be executed and delivered to the respective order of the Lenders and (ii) secured by, among other things, the Mortgage;

WHEREAS, Guarantor owns one hundred percent (100%) of the ownership in Borrower and as a result shall directly benefit from the making of the Loans by the Lenders to Borrower; and

WHEREAS, the Lenders are unwilling to make the Loans unless this Guaranty is executed by Guarantor and delivered to the Administrative Agent and the Lenders.

NOW, THEREFORE, in order to induce the Lenders to make the Loans, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor hereby agrees to guarantee the Guaranteed Obligations (as hereinafter defined) upon the following terms:

Section 1. Guaranty.

1.01. Guaranteed Obligations. Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Administrative Agent (on behalf of the Lenders) the payment in full of the unpaid amount of the Delayed Equity Contribution, which obligations shall be paid: (1) when due by Borrower under the Loan Agreement or (2) immediately upon the occurrence and continuance of an "Event of Default" (as such term is defined in the Loan Agreement), regardless of whether the unpaid amounts of the Delayed Equity Contribution are then due by Borrower under the Loan Agreement or whether all conditions (including, without limitation, any condition requiring the disbursement by the Lenders of Loans in a like amount) applicable to the payment of such sums by Borrower under the Loan Agreement have been satisfied (collectively, the "**Guaranteed Obligations**"). The Guarantors hereby further agree that if the Borrower shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will immediately pay the same, upon demand. All payments by the Guarantors on account of this Guaranty shall be paid in Dollars. Each and every default under the Loan Documents shall give rise to a separate cause of action hereunder by the Lenders and separate suits may be brought hereunder as each such cause of action arises.

1.02. Obligations Unconditional. The obligations of Guarantor under this Guaranty are absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of the Loan Documents, or any substitution, release or exchange of any other guaranty of or security for any of the Guaranteed Obligations or the Loans, and, to the fullest extent permitted by Applicable Law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 1.02 that the obligations of Guarantor hereunder shall be absolute and unconditional under any and all circumstances and shall not be released, discharged or in any way affected or impaired by any thing, event, happening, matter, circumstance or condition whatsoever (whether or not Guarantor shall have any knowledge or notice thereof or shall consent thereto). In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees as follows:

(a) This Guaranty is a guaranty of payment and performance when due and not of collection.

(b) The obligations of Guarantor hereunder are independent of the obligations of Borrower or Guarantor under the other Loan Documents to which they are a party and the obligations of any other guarantor of the obligations of Borrower under the Loan Documents, and a separate action or actions may be brought and prosecuted against Guarantor whether or not any action is brought against Borrower or any other guarantors and whether or not Borrower is joined in any such action or actions.

(c) Payment, performance or completion by Guarantor, or any other guarantor, of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge Guarantor's liability for any portion of the Guaranteed Obligations which has not been paid, performed or completed. Without limiting the generality of the foregoing, if the Administrative Agent (or any of the Lenders) is awarded a judgment in any suit brought to enforce Guarantor's covenant to pay, perform or complete a portion of the Guaranteed Obligations, such judgment shall not be deemed to release Guarantor from its covenant to pay, perform or complete the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by Guarantor, limit, affect, modify or abridge any other guarantor's liability in respect of the Guaranteed Obligations.

(d) The Administrative Agent on behalf of the Lenders (subject to the terms of the Loan Documents), upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability of this Guaranty or giving rise to any reduction, limitation, impairment, discharge or termination of Guarantor's liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment or performance under the Loan Documents, (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any Loan Document and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of any of Borrower's obligations under the Loan Documents and take and hold security for the payment or performance of this Guaranty or the Loan Documents; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, <u>fail to perfect its security interest in,</u> alter, subordinate or modify, with or without consideration, any security for payment or performance of Borrower's obligations under the Loan Documents, any other guaranties of the Loans, or any other obligation of any Person (including any other guarantor) with respect to the Loans; (v) enforce and apply any security now or hereafter held by or for the benefit of the Administrative Agent and the Lenders in respect of this Guaranty or the Loans and direct the order or manner of sale thereof, and to bid at any such sale, or exercise any other right or remedy that the Administrative Agent or the Lenders may have against any such security, in each case as in its discretion may determine consistent with any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of Guarantor against Borrower or any security for the Guaranteed Obligations; (vi) apply any payments or recoveries from Borrower, Guarantor or any other source, and any proceeds of any security, to the Guaranteed Obligations in such manner, order and priority as the Administrative Agent may elect (whether or not those obligations are guaranteed by this Guaranty or secured at the time of the application); and (vii) exercise any other rights available to it under the Loan Documents. The Administrative Agent may take any of the foregoing actions upon any terms and conditions as the Administrative Agent may elect, without giving notice to Guarantor or obtaining the consent of Guarantor and without affecting the liability of Guarantor to the Administrative Agent or the Lenders.

(e) This Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the outstanding Loans, together with all other amounts due to the Administrative Agent and the Lenders under the Loan Documents and the termination of any remaining Commitments, or performance in full of the Guaranteed Obligations), including, without limitation, the occurrence of any of the following, whether or not Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Loan Documents, at law, in equity or otherwise) with respect to the Guaranteed Obligations or the Loan Documents, or with respect to any other guaranty of or security for the payment or performance of the Guaranteed Obligations or the Loans; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including, without limitation, provisions relating to events of default) of the Loan Documents, Project Documents, the Plans and Specifications, the Construction Schedule, the Budget or of any other guaranty or security for the Guaranteed Obligations or the Loans, in each case whether or not in accordance with the terms of the Loan Documents or any agreement relating to such other guaranty or security; (iii) any Loan Document at any time being found to be illegal, invalid or unenforceable with respect to Borrower; (iv) the application of payments received from any source (other than payments received pursuant to this Guaranty or the other Loan Documents or from the proceeds of any security for the Guaranteed Obligations or the Notes except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations or the Notes) to the payment of indebtedness other than the Loans, even though the Administrative Agent and/or the Lenders might have elected to apply such payment to any part or all of the Loans; (v) the Administrative Agent's consent to the change, reorganization or termination of the ownership structure or existence of Borrower or any of its Affiliates and to any corresponding restructuring of the Loans, including, without limitation, the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Loans, including, without limitation, the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims that Borrower may assert against the Administrative Agent or any of the Lenders in respect of the Loans, including, without limitation, the failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury, other than payment or performance of such obligations under the Loan Documents to the extent encompassed in the Guaranteed Obligations; (viii) the acquisition or transfer of title to the Project to the Administrative Agent, any of the Lenders, any Affiliate of the Lenders or any designee of the Administrative Agent or the Lenders (including, without limitation, any purchaser through foreclosure, deed in lieu or otherwise); (ix) any act or event which might otherwise discharge, reduce, limit or modify Guarantor's obligations under this Guaranty; (x) any waiver, extension, modification, forbearance, delay or other act or omission of the Administrative Agent or the Lenders, or their failure to proceed promptly or otherwise as against Borrower, Guarantor or any security; (xi) any action, omission or circumstance which might increase the likelihood that Guarantor may be called upon to perform under this Guaranty or which might affect the rights or remedies of Guarantor as against Borrower; or (xii) any dealings occurring at any time between Borrower and the Administrative Agent or any Lender, whether relating to the Guaranteed Obligations or otherwise; and any other thing or omission, or delay to do any other act or thing, which may or might in any manner or in any extent vary the risk of Guarantor as an obligor in respect of the Guaranteed Obligations.

(f) Whether or not Guarantor's obligations under this Guaranty are subject to any maximum dollar amount or any other limitation expressly set forth in this Guaranty, Guarantor's liability under this Guaranty shall not be impaired, reduced or affected by reason of Administrative Agent's and/or any Lender's application of any payments received from any source (i) to the payment of any obligation or indebtedness of Borrower which is not part of the Guaranteed Obligations, even though Administrative Agent and/or any such Lender might lawfully have elected to apply such payment to any part or all of the Guaranteed Obligations or (ii) to the payment of any of the Guaranteed Obligations (whether or not such payment might reduce the outstanding amount of the Guaranteed Obligations to a sum that is less than the maximum dollar liability, if any, of Guarantor expressly set forth herein), unless and until such payment shall have become indefeasible, the amount so paid shall no longer be available for future advance under the Loans, and the Loans and all other Guaranteed Obligations shall have been indefeasibly paid and performed in full; it being the intention of the parties that, notwithstanding any payments applied in reduction of the Guaranteed Obligations from any source, Guarantor shall be and remain fully liable for the payment of all of the Guaranteed Obligations until the Loans and all other Guaranteed Obligations have been indefeasibly paid and performed in full and the Lenders shall have no further or continuing obligation to make any additional advances of the Loans to Borrower. As used herein, an "indefeasible" payment shall mean and refer to a payment that is no longer subject to potential disaffirmance, impairment, set aside, offset, recoupment, defeasance, recovery, disallowance, or recapture pursuant to the provisions of any federal or state law, regulation or order applicable to or governing creditors' rights, including without limitation Title 11 of the United States Code, as amended, either by reason of the passage of time following such payment or the final judgment of a court of competent jurisdiction establishing the unassailable right of the party receiving such payment to retain such payment without reduction, offset, or other impairment.

1.03. <u>Waivers by Guarantor</u>. Guarantor hereby waives, for the benefit of the Administrative Agent and the Lenders:

(a) any right to require the Administrative Agent or the Lenders, as a condition of payment or performance by Guarantor, to (i) proceed against Borrower, any other guarantor of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of the Lenders in favor of Borrower or any other Person, or (iv) pursue any other remedy in the power of the Administrative Agent or any of the Lenders whatsoever;

(b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Borrower, including, without limitation, any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument related thereto or by reason of the cessation of the liability of Borrower from any cause other than payment and performance in full of the Guaranteed Obligations;

(c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal;

(d) any defense based upon the Administrative Agent's or any of the Lender's errors or omissions in the administration of the Loans, including, without limitation, the Guaranteed Obligations;

(e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and any legal or equitable discharge of Guarantor's obligations hereunder (other than payment, performance and completion of the Guaranteed Obligations or the Loans in full), (ii) the benefit of any statute of limitations affecting Guarantor's liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims and (iv) promptness, diligence and any requirement that the

Administrative Agent or any of the Lenders protect, secure, perfect or insure any security interest or lien or any property subject thereto;

(f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, notices of default under the other Loan Documents or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to Borrower and any right to consent to any thereof. Guarantor acknowledges that Borrower has the right to extend the Maturity Date of the Loans for the First Extension Period, the Second Extension Period and the Third Extension Period on the terms and conditions set forth in the Loan Agreement; hereby consents to the extension of the Maturity Date for each of such periods; and hereby agree that no further consent is required from Guarantor in connection with any such extension. Guarantor's obligations hereunder shall not be affected in any way by any such extension, and shall continue to apply with respect to all Guaranteed Obligations of Borrower under the Loan Documents during any such extension;

(g) any release, discharge, modification, impairment or limitation of the liability of Borrower to the Administrative Agent or the Lenders, whether consented to by the Administrative Agent or the Lenders, consensual or arising by operation of law or any proceedings in bankruptcy, insolvency or reorganization, or from any other cause;

(h) any defense based on any rejection or disaffirmance of the Guaranteed Obligations, or any part thereof, or any security held therefor, in any such proceedings in bankruptcy, insolvency or reorganization;

(i) any defense based on any action taken or omitted by the Administrative Agent or the Lenders in any proceedings in bankruptcy or insolvency involving Borrower, including any election to have their claim allowed as being secured, partially secured or unsecured, any extension of credit by the Administrative Agent or the Lenders to Borrower in any proceedings in bankruptcy or insolvency, and taking and holding by the Administrative Agent or the Lenders of any security for any such extension of credit; and

(j) any defense or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Guaranty, other than payment or performance of such obligations under the Loan Documents.

1.04. Additional Waivers. Guarantor further agrees as follows:

(a) Guarantor agrees that on Borrower's default, the Administrative Agent may elect to foreclose either nonjudicially or judicially against any real or personal property security (including, without limitation, the Property) it holds for the obligations of Borrower under the Loan Documents, or any part thereof, or accept an assignment of any such security in lieu of foreclosure, or compromise or adjust any part of such obligations, or make any other accommodation with Borrower or Guarantor, or exercise any other remedy against Borrower or any security. No such action by the Administrative Agent will release or limit the liability of

Guarantor to the Administrative Agent or any Lender, who shall remain liable under this Guaranty after the action, even if the effect of that action is to deprive Guarantor of the right to collect reimbursement from Borrower or any other person for any sums paid to the Administrative Agent or any Lender, or Guarantor's rights of subrogation, contribution, or indemnity against Borrower or any other person. Without limiting the foregoing, it is understood and agreed that on any foreclosure or assignment in lieu of foreclosure of any security held by the Administrative Agent, such security will no longer exist, and that any right that Guarantor might otherwise have, on full payment of the obligations of Borrower under the Loan Documents by Guarantor, to participate in any such security or to be subrogated to any rights of the Administrative Agent or any Lender with respect to any such security will be nonexistent; nor shall Guarantor by deemed to have any right, title, interest or claim under any circumstances in or to any real or personal property held by the Administrative Agent, any Lender or any third party following any foreclosure or assignment in lieu of foreclosure of any such security.

(b) Guarantor understands and acknowledges that if the Administrative Agent forecloses judicially or nonjudicially against any real property security for the Borrower's obligations, such foreclosure could impair or destroy any right or ability that Guarantor may have to seek reimbursement, contribution, or indemnification for any amounts paid by such Guarantor under this Guaranty. Guarantor further understands and acknowledges that in the absence of this waiver such potential impairment or destruction of Guarantor's rights, if any, may entitle such Guarantor to assert a defense to this Guaranty based on Code of Civil Procedure §580d as interpreted in Union Bank v. Gradsky, (1968) 265 CA 2d 40, 71 CR 64, on the grounds, among others, that a lender should be estopped from pursuing a guarantor because the lender's election to foreclose may impair or destroy the subrogation, reimbursement, contribution, or indemnification rights of the guarantor. By execution of this Guaranty, Guarantor intentionally, freely, irrevocably, and unconditionally: (i) waives and relinquishes that defense and agrees that such Guarantor will be liable under this Guaranty even though the Administrative Agent had foreclosed judicially or nonjudicially against any real or personal property collateral for Borrower's obligations; (ii) agrees that such Guarantor will not assert that defense in any action or proceeding in which the Administrative Agent or any Lender seeks to enforce this Guaranty; and (iii) acknowledges and agrees that the rights and defenses waived by such Guarantor in this Guaranty include any right or defense that such Guarantor may have or be entitled to assert based on or arising out of any one or more of Code of Civil Procedure §§580a, 580b, 580d, or 726, or Civil Code §2848.

(c) Guarantor intentionally, freely, irrevocably and unconditionally waives and relinquishes all rights which may be available to it under any provision of California law or under any California judicial decision, including, without limitation, Section 580a and 726(b) of the California Code of Civil Procedure, to limit the amount of any deficiency judgment or other judgment which may be obtained against such Guarantor under this Guaranty to not more than the amount by which the unpaid obligations of Borrower under the Loan Documents guaranteed hereby plus all other indebtedness due from Borrower under the Loan Documents exceeds the fair market value or fair value of any real or personal property securing said obligations of Borrower under the Loan Documents and any other indebtedness due from Borrower under the Loan Documents, including, without limitation, all rights to an appraisement of, judicial or other hearing on, or other determination of the value of said property. Guarantor acknowledges and

agrees that, as a result of the foregoing waiver, the Administrative Agent and the Lenders may be entitled to recover from such Guarantor an amount which, when combined with the value of any real or personal property foreclosed upon by the Administrative Agent (or the proceeds of the sale of which have been received by the Administrative Agent or the Lenders) and any sums collected by the Administrative Agent and the Lenders from Borrower or other persons, might exceed the amount of the obligations of Borrower under the Loan Documents guaranteed hereby plus all other indebtedness due from Borrower under the Loan Documents.

(d) Guarantor waives all rights and defenses that Guarantor may have because Borrower's debt is secured by real property; this means, among other things: (i) the Administrative Agent and the Lenders may collect from Guarantor without first foreclosing on any real or personal property collateral pledged by Borrower; and (ii) if the Administrative Agent or the Lenders foreclose on any real property collateral pledged by Borrower: (A) the amount of the Obligations may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price; and (B) the Administrative Agent and the Lenders may collect from Guarantor even if the Administrative Agent, by foreclosing on the real property collateral, has destroyed any right Guarantor may have to collect from Borrower. This is an unconditional and irrevocable waiver of any rights and defenses Guarantor may have because the Guaranteed Obligations are secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d, or 726 of the California Code of Civil Procedure. Guarantor specifically waives any right to a fair value hearing, and any and all other rights it may have under Section 580a of the California Code of Civil Procedure.

(e) Guarantor waives all rights and defenses arising out of an election of remedies by the Administrative Agent and the Lenders, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for the Guaranteed Obligations, has destroyed Guarantor's rights of subrogation and reimbursement against the principal by the operation of Section 580d of the California Code of Civil Procedure or otherwise.

(f) Guarantor waives all rights and defenses which might otherwise be available to Guarantor under any guarantor, suretyship or other defenses under any law of the State of California, including, without limitation, California Civil Code Sections 2787 to 2855, inclusive, 2899 and 3433.

(g) Guarantor agrees that if the maturity of any Guaranteed Obligation is accelerated by bankruptcy, insolvency or otherwise, such maturity shall also be deemed accelerated for the purpose of this Guaranty without demand on or notice to Guarantor, and Guarantor hereby waives any such demand or notice.

1.05. Reinstatement. The obligations of Guarantor under this Section 1 shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of Borrower or Guarantor in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or insolvency or otherwise; and Guarantor agrees that it will indemnify the Administrative Agent and the Lenders on demand for all reasonable costs and expenses (including, without limitation, reasonable fees and expenses of counsel) incurred by the Administrative Agent or any of the Lenders in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

1.06. <u>Guarantor's Rights of Subrogation, Contribution, Etc.</u> Guarantor hereby waives, until the later of (a) the Guaranteed Obligations shall have been indefeasibly paid, performed and completed in full and (b) the Loans and all other amounts due under the Loan Documents have been indefeasibly paid in full and the Commitments have been terminated, any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against Borrower or any of its assets in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and, including without limitation, (i) any right of subrogation, reimbursement or indemnification that Guarantor now has or may hereafter have against Borrower, (ii) any right to enforce, or to participate in, any claim, right or remedy that the Administrative Agent or the Lenders now have or may hereafter have against Borrower, and (iii) any benefit of, and any right to participate in, any collateral or security now or hereafter held by or on behalf of the Administrative Agent and/or the Lenders. In addition, until the Loans have been indefeasibly paid in full and all Commitments have been terminated, Guarantor shall withhold exercise of any right of contribution which Guarantor may have against any other guarantor of the Loans or Guaranteed Obligations. Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its right of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification Guarantor may have against Borrower or against any collateral or security, and any rights of contribution Guarantor may have against any other guarantor, shall be junior and subordinate to any rights the Administrative Agent and/or any of the Lenders may have against Borrower, to all right, title and interest the Administrative Agent and/or any of the Lenders may have in any such collateral or security, and to any right the Administrative Agent and/or any of the Lenders may have against such other guarantor. If any amount shall be paid to Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when (A) all Guaranteed Obligations shall not have been paid, performed and completed in full, (B) all outstanding Loans and all other amounts due under the Loan Documents shall not have been paid in full or (C) the Commitments shall not have been fully terminated, such amount shall be held in trust for the Administrative Agent (on behalf of the Lenders) and shall forthwith be paid over to the Administrative Agent (on behalf of the Lenders) to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

1.07. <u>Subordination of Other Obligations</u>. Any indebtedness of Borrower now or hereafter held by Guarantor is hereby subordinated in right of payment to the Loans and to the payment, performance and completion of the Guaranteed Obligations, and any such indebtedness of Borrower to Guarantor collected or received by Guarantor after an Event of Default (including any Event of Default under any of the Loan Documents) has occurred and is continuing shall be held in trust for the Administrative Agent (on behalf of the Lenders) and shall forthwith be paid over to the Administrative Agent (on behalf of the Lenders) to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of Guarantor under any other provision of this Guaranty.

1.08. Remedies.

(a) Guarantor agrees that, as between Guarantor and the Administrative Agent and the Lenders, the obligations of Borrower under any of the Loan Documents may be declared to be forthwith due and payable as provided in the Loan Documents (and shall be deemed to have become automatically due and payable in the circumstances therein provided) for purposes of Section 1.01 hereof notwithstanding any stay, injunction or other prohibition preventing the enforcement of such obligations as against Borrower; and that, in the event of such declaration (or such obligation being deemed to have become automatically due and payable), such obligations (whether or not enforceable as against Borrower) to the extent they constitute part of the Guaranteed Obligations shall forthwith become due by Guarantor for purposes of Section 1.01 hereof. The Administrative Agent (on behalf of the Lenders) may bring and prosecute a separate action against Guarantor to enforce the Guaranteed Obligations under this Guaranty, whether or not any action is brought against Borrower or any other Person and whether or not Borrower or any other Person is joined in any such action or actions.

(b) All of the remedies set forth in this Guaranty and/or provided for in any of the Loan Documents or at law or in equity shall be equally available to the Administrative Agent (on behalf of the Lenders), and the choice by the Administrative Agent (on behalf of the Lenders) of one such alternative over another shall not be subject to question or challenge by Guarantor or any other Person, nor shall any such choice be asserted as a defense, setoff, or failure to mitigate damages in any action, proceeding, or counteraction by the Administrative Agent (on behalf of the Lenders) to recover or seek any other remedy under this Guaranty, nor shall any such choice preclude the Administrative Agent (on behalf of the Lenders) from subsequently electing to exercise a different remedy.

1.09. Default Interest. Guarantor hereby agrees that in the event it shall fail to pay in full any amount owing by it hereunder within five (5) Business Days following delivery of a written demand by the Administrative Agent for payment of such amount, it shall be obligated to pay interest at the Default Rate in respect of any such amount for each day during the period from and including the due date thereof to but excluding the date the same shall be paid in full, such interest to be payable upon demand of the Administrative Agent; provided, however, that payment under this Section 1.09 shall not be in duplication of any payment made by Guarantor or Borrower pursuant to the Loan Documents.

1.10. Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until the earlier of (a) all of the Guaranteed Obligations shall have been paid, performed and completed in full or (b) the Loans and all other amounts due under the Loan Documents have been paid in full and the Commitments have been terminated; including, without limitation, in either case, the payment of any and all expenses which might be incurred by the Administrative Agent or the Lenders in enforcing any of their rights hereunder (which expense shall be included within the meaning of Guaranteed Obligations) and all interest due pursuant to Section 1.09.

1.11. Enforceability; Etc. The Administrative Agent (on behalf of the Lenders or any other or subsequent beneficiary of this Guaranty, but subject to the terms of Section 14.3 of the Loan Agreement) may enforce the Guaranteed Obligations.

1.12. Assumption of Risk Regarding Borrower's Financial Condition. Before signing this Guaranty, Guarantor investigated the financial condition and business operations of Borrower, the Project encumbered by the Mortgage, and such other matters as Guarantor deemed appropriate to assure itself of Borrower's ability to discharge its obligations under the Loan Documents. Guarantor assumes full responsibility for keeping fully informed of the financial condition of Borrower and all other circumstances affecting Borrower's ability to perform its obligations to the Administrative Agent and the Lenders, and agrees that neither the Administrative Agent nor any Lender will have any duty to report to Guarantor any information which it receives about Borrower's financial condition or any circumstances bearing on Borrower's ability to perform.

Section 2. Representations and Warranties. Guarantor hereby represents and warrants to the Lenders and the Administrative Agent that:

2.01. Existence. Guarantor (i) is a limited partnership duly organized and validly existing under the laws of the State of Maryland; (ii) has all requisite partnership power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted; and (iii) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary.

2.02. No Breach. The execution and delivery of this Guaranty, the consummation of the transactions herein contemplated, and Guarantor's compliance with the terms and provisions hereof will not conflict with or result in a breach of, or require any consent under, the organizational documents pursuant to which Guarantor is organized, or any Applicable Law or regulation, or any order, writ, injunction or decree of any court or Governmental Authority or agency, or any agreement or instrument to which Guarantor is a party or by which it is bound or to which it is subject, or constitute a default under any such agreement or instrument, or result in the creation or imposition of any lien upon any of the revenues or assets of Guarantor pursuant to the terms of any such agreement or instrument.

2.03. Action. Guarantor has all necessary organizational power and authority, as the case may be, to execute, deliver and perform its obligations under this Guaranty; the execution, delivery and performance by Guarantor of this Guaranty have been duly authorized by all necessary organizational action, as the case may be, on its part; and this Guaranty has been duly and validly executed and delivered by Guarantor and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting the enforcement of creditors' rights.

2.04. <u>Approvals</u>. No authorizations, approvals or consents of, and no filings or registrations with, any governmental or regulatory authority or agency (other than such authorizations, approvals or consents already obtained) are necessary for the execution, delivery or performance by Guarantor of this Guaranty or for the validity or enforceability hereof.

2.05. <u>Other Agreements</u>. Guarantor is not a party to any agreement or instrument or subject to any court order, injunction, permit or restriction which could reasonably be expected to materially and adversely affect Guarantor's ability to perform its obligations hereunder.

2.06 <u>Financial Condition</u>. The consolidated balance sheet with respect to Guarantor as of June 30, 2006, heretofore furnished to the Administrative Agent and the Lenders, is materially complete and correct and fairly presents the financial condition of Guarantor as at the date of such balance sheet. As of the date of such balance sheet, Guarantor had no material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments, except as referred to or reflected or provided for in said balance sheet. Since the date of such balance sheet, there has been no material adverse change in Guarantor's financial condition.

2.07. <u>Litigation</u>. Except as disclosed to the Administrative Agent and the Lenders in writing prior to the date of this Guaranty, there are no legal or arbitration proceedings or any proceedings by or before any Governmental Authority, now pending or (to the knowledge of Guarantor) threatened against Guarantor which, if adversely determined, could have a material adverse effect on Guarantor's ability to enter into or comply with its obligations hereunder.

2.08. <u>Taxes</u>. Guarantor has filed all Federal income tax returns and all other material tax returns and information statements that are required to be filed by it and has paid all taxes due pursuant to such returns or pursuant to any assessment received by Guarantor.

Section 3. <u>Covenants</u>. Guarantor covenants to each Lender and the Administrative Agent that, until the payment, performance and completion in full of the Guaranteed Obligations:

3.01. <u>Existence, Etc</u>. Guarantor will preserve and maintain its corporate, limited liability company or partnership existence, as the case may be, and all of its other material rights, privileges and franchises necessary for the maintenance of its existence and the conduct of its affairs; and comply with the requirements of all applicable laws, rules, regulations and orders of governmental or regulatory authorities.

3.02. <u>Reports</u>.

(a) Guarantor shall deliver to the Administrative Agent (for delivery to the Lenders) (i) not later than forty-five (45) days after the close of each fiscal quarter of Guarantor, a quarterly financial statement for Guarantor and (ii) within ninety (90) days after the close of each fiscal year of Guarantor, audited annual financial statements of Guarantor for each such fiscal year, such financial statements to be substantially in the form of the financial statements referred to in <u>Section 8.1</u> of the Loan Agreement or such other form reasonably acceptable to the Administrative Agent, including a balance sheet and statement of profit and loss setting forth in comparative form figures for the preceding fiscal year, prepared in accordance with GAAP and certified by an authorized officer of Guarantor;

(b) at the time of the delivery of each of the financial statements provided for in <u>subsection (a)</u> of this <u>Section 3.02</u>, a certificate of an Authorized Officer of Guarantor, as applicable, certifying (i) that such respective financial statements and reports are true, correct, and accurate; (ii) in such detail as may be required by the Administrative Agent, the calculations required to establish whether Guarantor was in compliance with the requirements of <u>Section 3.04</u> hereof on the date of such financial statements; and (iii) that such officer has no knowledge (after due inquiry), except as specifically stated, of any Event of Default or, if an Event of Default has occurred, specifying the nature thereof in reasonable detail and the action which Guarantor is taking or proposes to take with respect thereto; and

(c) from time to time such other information regarding the financial condition, operations, business or prospects of Guarantor or General Partner (as defined below), as the Administrative Agent may reasonably request.

Notwithstanding the foregoing, in lieu of the financial statements and certification of Guarantor described above, the Administrative Agent shall accept the financial statements and certifications of Guarantor's general partner Maguire Properties, Inc. ("<u>General Partner</u>") of the exact type described above with respect to Guarantor, so long as (i) except for a liability on the balance sheet and an expense on the income statement of General Partner representing the interests of minority limited partners in Guarantor that are not owned by General Partner, the balance sheet and income statement of General Partner would, in accordance with GAAP, be identical to that of Guarantor; (ii) each such financial statement is accompanied by the unqualified opinion of General Partner's outside auditors to the effect that such financial statements comply with the requirements in clause (i) above and identifying the respects, if any, in which any item on the financial statements of General Partner would need to be adjusted in order to reflect the proper treatment or amount of such item in accordance with GAAP for Guarantor; and (iii) there is no change in the structure or ownership of Guarantor that the Administrative Agent concludes in reasonable discretion would require the delivery of financial statements by Guarantor itself in order to enable the Administrative Agent and the Lender to evaluate the financial condition of the Guarantor.

3.03. <u>Litigation</u>. Guarantor will promptly give the Administrative Agent notice of any material legal or arbitral proceedings, and of any material proceedings by or before any governmental or regulatory authority or agency, affecting Guarantor.

3.04. <u>Financial Covenants</u>.

(a) <u>Tangible Net Worth</u>. Guarantor shall at all times maintain Tangible Net Worth of not less than $500,000,000.

(b) <u>Maximum Leverage Ratio</u>. For the periods set forth below, Guarantor shall not permit the Leverage Ratio computed for any fiscal quarter within the applicable period below to exceed the percent set forth opposite the applicable period below:

A. March 31, 2006 - December 31, 2006: 70.0%

B. March 31, 2007 - December 31, 2007: 62.5%

C. March 31, 2008 and thereafter: 60.0%

(c) <u>Fixed Charge Coverage Ratio</u>. For the periods set forth below, Guarantor shall not permit the Fixed Charge Coverage Ratio computed for any fiscal quarter within the applicable period below to be less than the ratio set forth opposite the applicable period below:

(i) March 31, 2006 - December 31, 2006: 1.50 to 1.00

(ii) March 31, 2007 - December 31, 2007: 1.55 to 1.00

(iii) March 31, 2008 and thereafter: 1.75 to 1.00

(d) <u>Interest Coverage Ratio</u>. For the periods set forth below, Guarantor shall not permit the Interest Coverage Ratio computed for any fiscal quarter within the applicable period below to be less than the ratio set forth opposite the applicable period below:

(i) March 31, 2006 - December 31, 2006: 1.75 to 1.00

(ii) March 31, 2007 - December 31, 2007: 1.80 to 1.00

(iii) March 31, 2008 and thereafter: 2.00 to 1.00

(e) For the purposes of this <u>Section 3.04</u>, the following terms have the meanings set forth below:

(i) "**Adjusted EBITDA**" means, for any Real Property or Person for any period, EBITDA of or attributable to such Real Property or Person for such period adjusted to exclude (a) the effects of all extraordinary, unusual or non-recurring non-cash gains, non-cash losses, non-cash charges or expenses and (b) cash expenses for Transaction Costs; provided, however, that, for purposes of this definition, in the case of any acquisition or disposition of any direct or indirect interest in any Real Property (including through the acquisition of Equity Interests) by the General Partner or any of its Subsidiaries during such period, Adjusted EBITDA of such Person will be adjusted to (x) include, in the case of an acquisition, an amount equal to the product of (i) the actual Adjusted EBITDA of such Person generated by the Real Property so acquired during such period, multiplied by (ii) a fraction the numerator of which is the total number of days in such period and the denominator of which is the actual number of days in such period that such Real Property was owned by the General Partner or such Subsidiary and (y) exclude, in the case of a disposition, an amount equal to the

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actual Adjusted EBITDA generated by the Real Property so disposed of during such period.

(ii) "**Annualized Net Operating Income**" means, for any Real Property for any fiscal quarter, the product of (a) Net Operating Income attributable to such Real Property for such fiscal quarter (adjusted (i) to include Net Operating Income for new leases commenced in such quarter and to exclude Net Operating Income for leases terminated in such quarter, in each case as if such leases were effective or terminated, as the case may be, for the entire quarter, and (ii) to give effect to rent increases and decreases becoming effective in such quarter as if such increases or decreases, as the case may be, were in effect for the entire quarter) multiplied by (b) four.

(iii) "**Applicable Capitalization Rate**" means, with respect to any Real Property of a type set forth below, the percentage set forth below for such type of Real Property:

LA Downtown Office Real Property:	6.0%
Other Office Real Property:	7.0%
Retail Real Property:	7.0%
Hotel Real Property:	9.0%

(iv) "**Asset Value**" means, at any date of determination, (a) in the case of any Real Property (other than any Development Property or Other Real Property), (i) the Annualized Net Operating Income attributable to such Real Property for the fiscal quarter most recently ended less all management fees payable to an unaffiliated property manager in respect of such Real Property during such period, divided by (ii) the Applicable Capitalization Rate (based on the relevant asset type), provided, however, that in the case of any Real Property (other than any Development Property or Other Real Property) in which the General Partner or any of its Subsidiaries has acquired any direct or indirect interest (including through the acquisition of Equity Interests) during any fiscal quarter, "Asset Value" for such fiscal quarter shall be the lesser of (l) the Annualized Net Operating Income for such Real Property divided by the Applicable Capitalization Rate and (2) the purchase price of such Real Property, and (b) in the case of any Development Property or Other Real Property, the most recently appraised value (such appraisal to have been conducted within the last twelve months) of such Development Property or Other Real Property or, in the absence of any such appraisal, the book value of such Development Property or Other Real Property.

(v) "**Cash Equivalents**" means any of the following, having a maturity of not greater than 90 days from the date of issuance thereof: (a) readily marketable direct obligations of the Government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States, (b) insured certificates of deposit of or time deposits with any commercial bank that is a member of the Federal Reserve System, issues (or the parent of which issues) commercial paper rated as described in clause (c) below, is organized under the laws of the United States or any State thereof and has combined capital and surplus of at least $1,000,000,000 or (c) commercial paper in an aggregate amount of not more than $50,000,000 per issuer outstanding at any time, issued by any corporation organized under the laws of any state of the United States and rated at least "Prime-1" (or the then equivalent grade) by Moody's Investors Services or "A-1" (or the then equivalent grade) by Standard and Poor's Rating Group, a division of McGraw-Hill Companies Inc.

(vi) "**CMBS**" means commercial mortgage backed securities.

(vii) "**Consolidated**" refers to the consolidation of accounts in accordance with GAAP.

(viii) "**Debt for Borrowed Money**" of any Person means the sum of (i) all items that, in accordance with GAAP, would be classified as indebtedness on a Consolidated balance sheet of such Person, (ii) all Synthetic Debt of such Person at such date and (iii) Mortgage Financing in the form of Preferred Interests; provided, however, that in the case of the General Partner and its Subsidiaries "Debt for Borrowed Money" shall also include, without duplication, the JV Pro Rata Share of Debt for Borrowed Money for each Joint Venture; provided, further, that Debt for Borrowed Money shall not include indebtedness to the extent such indebtedness is secured by an effective Lien on cash or Cash Equivalents in a manner that is intended to secure such indebtedness.

(ix) "**Development Property**" means properties classified as development properties or identified as undeveloped land or land held for sale or similar designation on a Consolidated balance sheet of the General Partner and its Subsidiaries (it being understood that with respect to Real Property that includes a developed portion, "Development Property" shall refer to that portion of the Real Property intended for future development).

(x) "**EBITDA**" means, for any Real Property or Person for any period, the sum of (i) net income (or net loss), (ii) interest expense, (iii) income tax expense, (iv) depreciation expense and (v) amortization expense, in each case of or attributable to such Real Property or Person and determined in accordance with GAAP for such period, including, in the case of any Joint Venture, the JV Pro Rata Share of the EBITDA of such Joint Venture for such period.

(xi) "**Equity Interests**" means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other

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interests), and other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

(xii) "**Fixed Charge Coverage Ratio**" means, for any period of four consecutive fiscal quarters, the ratio of (a) Adjusted EBITDA to (b) the sum of (i) interest payable in cash on, and amortization of debt discount in respect of, all Debt for Borrowed Money plus (ii) scheduled principal repayments of all Debt for Borrowed Money (other than the Term B Facility) payable plus (iii) all dividends payable on any Preferred Interests, in each case, of or by the General Partner and its Subsidiaries and determined on a Consolidated basis for such period.

(xiii) "**Guarantee Obligations**" means, with respect to any Person, any Obligation or arrangement of such Person to guarantee or intended to guarantee any Debt, leases, dividends or other payment Obligations ("*primary obligations*") of any other Person (the "*primary obligor*") in any manner, whether directly or indirectly, including, without limitation, (a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the Obligation of a primary obligor, (b) the Obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement or (c) any Obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof. The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Guarantee Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder), as determined by such Person in good faith..

(xiv) "**Hotel Real Property**" means Real Property that operates or is intended to be operated as a hotel, motel or other lodging for transient use of rooms or is a structure from which a hotel, motel or other lodging for transient use of rooms is operated or intended to be operated..

(xv) "**Interest Coverage Ratio**" means, for any period of four consecutive fiscal quarters, the ratio of (a) Adjusted EBITDA to (b) interest

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(including capitalized interest) payable on, and amortization of debt discount in respect of, all Debt for Borrowed Money, in each case, of or by the Guarantor and its Subsidiaries and determined on a Consolidated basis for such period, provided that for purposes of this clause (b), interest shall include, in the case of any Joint Venture, its JV Pro Rata Share of the interest of such Joint Venture for such period.

(xvi) "**Joint Venture**" means any joint venture (a) in which the General Partner or any of its Subsidiaries holds any Equity Interest, (b) that is not a Subsidiary of the General Partner or any of its Subsidiaries and (c) the accounts of which would not appear on the Consolidated financial statements of the General Partner.

(xvii) "**JV Pro Rata Share**" means, with respect to any Joint Venture at any time, the fraction, expressed as a percentage, obtained by dividing (a) the total value of all Equity Interests in such Joint Venture held by the General Partner and any of its Subsidiaries by (b) the total value of all outstanding Equity Interests in such Joint Venture at such time.

(xviii) "**LA Downtown Office Real Property**" means the Office Real Property listed on Schedule I hereto and other Office Real Property acquired by the Guarantor and its Subsidiaries of a substantially similar type located in the central business district of downtown Los Angeles.

(xix) "**Leverage Ratio**" means the ratio, expressed as a percentage, of (a) Debt for Borrowed Money of the General Partner and its Subsidiaries to (b) Total Asset Value, in each case as at the end of the most recently ended fiscal quarter of the General Partner.

(xx) "**Lien**" means any lien, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

(xxi) "**Mortgage Financing**" means the issuance of CMBS or other commercial mortgage financing, mezzanine financing, Preferred Interests and similar Real Property related financing entered into by any Subsidiary of Guarantor (other than the Term B Borrower) that is directly or indirectly collateralized by, or in the case of Preferred Interests, that directly or indirectly derive their value from, Real Property or, in each case, any Refinancing Debt incurred to refinance such Mortgage Financing.

(xxii) "**Net Operating Income**" means, with respect to any Real Property for any period, the total rental and other income from the operation of such Real Property for such period, after deducting all expenses and other proper charges incurred by the Guarantor in connection with the operation and

maintenance of such Real Property during such period, including, without limitation, management fees, real estate taxes and bad debt expenses, but before payment or provision for debt service charges, income taxes and depreciation, amortization and other non-cash expenses, in each case for such period, all as determined in accordance with GAAP.

(xxiii) "**Obligation**" means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding.

(xxiv) "**Office Real Property**" means Real Property (exclusive of any Development Property) that is an office building or a structure from which commercial businesses operate.

(xxv) "**Other Real Property**" means Real Property that is neither Hotel Real Property nor Office Real Property nor Retail Real Property.

(xxvi) "**Preferred Interests**" means, with respect to any Person, Equity Interests issued by such Person that are entitled to a preference or priority over any other Equity Interests issued by such Person upon any distribution of such Person's property and assets, whether by dividend or upon liquidation.

(xxvii) "**Real Property**" means all right, title and interest of Person in and to any land and any improvements located thereon, together with all equipment, furniture, materials, supplies and personal property in which such Person has an interest now or hereafter located on or used in connection with such land and improvements, and all appurtenances, additions, improvements, renewals, substitutions and replacements thereof now or hereafter acquired by such Person.

(xxviii) "**Refinancing Debt**" means, with respect to any Debt, any Debt extending the maturity of, or refunding or refinancing, in whole or in part, such Debt.

(xxix) "**Retail Real Property**" means Real Property that is operated primarily or is intended to be operated primarily as a retail complex or retail center.

(xxx) "**Synthetic Debt**" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person (excluding operating leases) but which upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

(xxxi) "**Tangible Net Worth**" means the amount by which Consolidated total tangible assets exceeds Consolidated total liabilities, in each case, of the Guarantor and its Subsidiaries.

(xxxii) "**Term B Borrower**" means Maguire Properties Holdings I, LLC.

(xxxiii) "**Term B Facility**" means the Term B Facility available under that certain Credit Agreement, dated as of March 15, 2005, among Maguire Properties, Inc., Guarantor, certain subsidiaries thereof, the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Sole Lead Arranger and Sole Bookrunner.

(xxxiv) "**Total Asset Value**" means, on any date of determination, the sum of the Asset Values for all Real Property at such date.

(xxxv) "**Transaction Costs**" means the fees and expenses incurred in connection with the "Transaction" described in the Credit Agreement, dated as of March 15, 2005, among Maguire Properties, Inc., Guarantor, certain subsidiaries thereof, the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Sole Lead Arranger and Sole Bookrunner, up to an aggregate amount of approximately $25,000,000.

(f) Notwithstanding the definition of Applicable Capitalization Rate under the foregoing provisions of this Section 3.04 and as otherwise provided under this Section 3.04, for so long as Guarantor maintains a primary credit facility under which Guarantor obtains financing for its general corporate purposes (a "**Primary Credit Facility**") that includes financial covenants which are based upon the value of the assets of Guarantor, and such assets are valued based upon the capitalization of income streams from the assets of Guarantor in accordance with certain capitalization rates, the Administrative Agent agrees that the capitalization rates utilized in determining the valuation of the different classes of assets, the values of which are to be included within the Total Asset Value of Guarantor, shall be valued based upon the capitalization rates set forth in such Primary Credit Facility. As of the Closing Date, such capitalization rates are the rates that are utilized in valuing the assets of Guarantor for purposes of the leverage ratio covenant set forth under that certain Credit Agreement, dated as of March 15, 2005, among Maguire Properties, Inc., Guarantor, certain subsidiaries thereof, the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent, Collateral Agent, Sole Lead Arranger and Sole Bookrunner (the "**Revolver Credit Agreement**"); provided, however, that (A) in the event that the capitalization rates utilized in determining the value of the assets of Guarantor for purposes of the leverage ratio covenant in the Revolver Credit Agreement are amended, or the Revolver Credit Agreement is replaced by a Primary Credit Facility that includes financial covenants which are based upon the value of the assets of Guarantor, and such assets are valued based upon the capitalization of income streams from the assets of Guarantor in accordance with certain capitalization rates, the Administrative Agent agrees, that the capitalization rates utilized in determining the valuation of the different classes of assets, the values of which are to be included within the Total Asset Value of Guarantor, shall be valued based upon the capitalization rates set forth in such amended Revolver Credit Agreement or then effective Primary Credit

Facility, as the case may be; and (B) in the event that the Revolver Credit Agreement or the then effective Primary Credit Facility is amended to delete the financial covenants which are based upon the value of the assets of Guarantor, and such assets are no longer valued based upon the capitalization of income streams from the assets of Guarantor in accordance with certain capitalization rates, or the Revolver Credit Agreement or the then effective Primary Credit Facility is terminated and not replaced by a new Primary Credit Facility containing financial covenants which are based upon the value of the assets of Guarantor, and such assets are valued based upon the capitalization of income streams from the assets of Guarantor in accordance with certain capitalization rates, as the case may be, the Administrative Agent shall continue to value the Total Asset Value of Guarantor based upon the capitalization rates set forth in the terminated Revolver Credit Agreement or last effective Primary Credit Facility, as the case may be.

3.05. <u>Change in Control</u>. Guarantor shall not permit any Change in Control to occur.

3.06. <u>Inspection of Books and Records; Discussions</u>. Guarantor shall keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Applicable Law shall be made of all dealings and transactions in relation to its business and activities; and shall permit representatives of the Administrative Agent and any Lender, during normal business hours, to examine and make abstracts from any of its books and records, and to discuss the business, operations, properties and financial and other condition of Guarantor and subsidiaries of Guarantor with officers and employees of Guarantor and subsidiaries of Guarantor and with its independent certified public accountants.

3.07. <u>Disposition of Assets</u>. Guarantor shall not at any time enter into any transaction providing for the sale, transfer, encumbrance, pledge, mortgage or other disposition of any assets (or the future income therefrom), or otherwise dispose of any property (whether by assignment, gift or creation of a trust or otherwise), other than for fair value and provided that such sale, transfer, encumbrance, pledge mortgage or other disposition would not reasonably be expected to have a Material Adverse Effect on Guarantor and other than as provided for under the Loan Agreement.

3.08. <u>Loan Agreement Covenants</u>. Guarantor shall comply with all of the Borrower's covenants set forth in <u>Article 9</u> of the Loan Agreement to the extent they apply to Guarantor (i.e., such covenants whereby the Borrower has agreed that Guarantor will take or not take some action), or that apply to Guarantor as a "Borrower Party" or as "Borrower's Managing Member."

3.09. <u>Payment Obligations of Guarantor</u>. Guarantor shall, and will cause each of its subsidiaries to, pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its recourse Debt obligations of whatever nature, where such failure to so pay, discharge or satisfy would, in the aggregate with all such failures, reasonably be expected to have a Material Adverse Effect, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of Guarantor.

3.10. _Maintenance of Property Interest; Insurance_. Guarantor shall, and will cause each of its subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, casualty, condemnation and ordinary wear and tear excepted, and promptly repair or replace such property following any damage thereto in each case where the failure to do so would, in the aggregate, reasonably be expected to have a Material Adverse Effect, and (b) subject to Section 3.1 of the Loan Agreement, maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations where the failure to do so would, in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.11. _Transactions with Affiliates_. Guarantor shall not enter into or permit any subsidiary of Guarantor to enter into any transaction (including, without limitation, the purchase, sale or exchange of property or the rendering of any service) with any Affiliate of Guarantor other than at arm's-length rates and terms.

Section 4. _No Waiver_. No failure on the part of the Administrative Agent or the Lenders to exercise, no delay in exercising, and no course of dealing with respect to, any right or remedy hereunder will operate as a waiver, thereof; nor will any single or partial exercise or any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 5. _Miscellaneous_.

5.01. _Governing Law_. THIS GUARANTY IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (AS PERMITTED BY SECTION 1646.5 OF THE CALIFORNIA CIVIL CODE OR ANY SIMILAR SUCCESSOR PROVISION), WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF CALIFORNIA TO GOVERN THE RIGHTS AND DUTIES OF THE PARTIES.

5.02. _Submission to Jurisdiction_.

(a) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ADMINISTRATIVE AGENT, ANY LENDER OR GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY AT ADMINISTRATIVE AGENT'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE COUNTY OF ORANGE, STATE OF CALIFORNIA, AND GUARANTOR WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND GUARANTOR HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. GUARANTOR DOES HEREBY DESIGNATE AND APPOINT:

Robert F. Maguire III
1733 Ocean Avenue, 4th Floor
Santa Monica, CA 90401

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN ORANGE COUNTY, CALIFORNIA, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO GUARANTOR IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON GUARANTOR , IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF CALIFORNIA. GUARANTOR (I) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN ORANGE COUNTY, CALIFORNIA (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN ORANGE COUNTY, CALIFORNIA OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

(b) Nothing in this Section 5.02 shall affect the right of the Administrative Agent or any Lender to serve legal process in any other manner permitted by law or affect the right of the Administrative Agent or any Lender to bring any suit, action or proceeding against Guarantor or the property of Guarantor in the courts of any other jurisdictions.

5.03. Notices.

(a) Any notice required or permitted to be given under this Guaranty shall be in writing and either shall be (i) mailed by certified mail, postage prepaid, return receipt requested, (ii) sent by overnight air courier service, (iii) personally delivered to a representative of the receiving party, or (iv) sent by telecopy (provided an identical notice is also sent simultaneously by mail, overnight courier, or personal delivery as otherwise provided in this Section 5.03(a)) to the intended recipient at the "Address for Notices" specified below. Any communication so addressed and mailed shall be deemed to be given on the earliest of (1) when actually delivered, (2) on the first Business Day after deposit with an overnight air courier service, or (3) on the third Business Day after deposit in the United States mail, postage prepaid, in each case to the address of the intended addressee, and any communication so delivered in person shall be deemed to be given when receipted for by, or actually received by the Administrative Agent, a Lender or Guarantor, as the case may be. If given by telecopy, a notice shall be deemed given and received when the telecopy is transmitted to the party's telecopy number specified above, and confirmation of complete receipt is received by the transmitting party during normal business hours or on the next Business Day if not confirmed during normal business hours, and an identical notice is also sent simultaneously by mail, overnight courier, or personal delivery as otherwise provided in this Section 5.03(a). Any party may designate a change of address by written notice to each other party by giving at least ten (10) days' prior written notice of such change of address. Unless otherwise expressly provided herein, Guarantor shall only be required to send notices, requests, demands, statements, authorizations, approvals, directions, consents and other communications to the Administrative Agent on behalf of all of the Lenders.

        (b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent. The Administrative Agent or Guarantor may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

        Addresses for Notices:

        If to Guarantor:

            Maguire Properties, L.P.
            1733 Ocean Avenue, Suite 400
            Santa Monica, California 90401
            Attention: Paul S. Rutter and Robert F. Maguire III
            Facsimile No.: (213) 533-5100

        With copies to:

            Gilchrist & Rutter Professional Corp.
            1299 Ocean Avenue, Suite 900
            Santa Monica, California 90401
            Attention: Paul S. Rutter
            Facsimile No.: (310) 394-4700

        If to the Administrative Agent:

            Eurohypo AG, New York Branch
            1114 Avenue of the Americas
            New York, New York 10036
            Attention: Legal Director
             Telecopier No.: (866) 267-7680

        With copies to:

            Eurohypo AG, New York Branch
            1114 Avenue of the Americas
            New York, New York 10036
            Attention: Head of Portfolio Operations
            Telecopier No.: (866) 267-7680

            - and -

            Morrison & Foerster LLP

555 West Fifth Street, Suite 3500
Los Angeles, California 90013
Attention: Thomas R. Fileti, Esq.
Telecopier No.: (213) 892-5454

5.04. Expenses. If any suit or other proceeding is instituted by the Administrative Agent (on behalf of the Lenders) to enforce this Guaranty (or any portion hereof), Guarantor shall pay, upon demand, all of the costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) incurred by the Administrative Agent and/or the Lenders, in each case to the extent provided in Section 12.5 of the Loan Agreement; provided, however, that such costs and expenses shall not be in duplication of any costs and expenses paid by Borrower. The obligations of Guarantor under this Section 5.04 shall survive the expiration, release or termination of this Guaranty.

5.05. Amendments, Etc. The terms of this Guaranty may be waived, modified and amended only by an instrument in writing duly executed by Guarantor and the Administrative Agent (with any required consent of the Lenders pursuant to the Loan Agreement). Any such waiver, modification or amendment shall be binding upon the Administrative Agent, each Lender, each holder of any of the Notes and Guarantor.

5.06. Successors and Assigns. This Guaranty shall be binding upon and inure to the benefit of the respective successors and assigns of Guarantor, the Administrative Agent, the Lenders and any holder of any of the Notes (provided, however, that Guarantor shall not assign or transfer its rights or obligations hereunder without the prior written consent of the Administrative Agent and the Lenders). Without notice to or the consent of Guarantor, the Administrative Agent and any Lender may disclose any and all information in its possession concerning Guarantor, this Guaranty and any security for this Guaranty to any actual or prospective purchaser of any securities issued or to be issued by the Administrative Agent and to any actual or prospective purchaser, assignee or pledgee of any participation or other interest in the Loans, the Guaranteed Obligations and this Guaranty.

5.07. Agents. The Administrative Agent may employ contractors, subcontractors and other agents in connection herewith.

5.08. Event of Default. Any one or more of the following events shall constitute an "Event of Default" under this Guaranty:

(a) Guarantor shall fail to pay any monetary obligations due to the Administrative Agent or the Lenders hereunder within five (5) Business Days following delivery by the Administrative Agent of a written demand for such payment; or

(b) Guarantor shall default in the performance of any of its obligations under Section 3.02 or Section 3.04; or

(c) Guarantor and/or any of its Affiliates shall default in the payment when due of any principal of or interest on any of its (i) recourse Debt in excess of $15,000,000 or (ii) non-recourse Debt in excess of $100,000,000, and such default shall not be cured within any

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applicable notice or cure period provided with respect to such Debt; or any event specified in any note, agreement, indenture or other document evidencing or relating to any such Debt shall occur if the effect of such event is to cause, or to permit the holder or holders of such Debt to cause, such Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity; or

(d) An "Event of Default" defined in the Loan Agreement arising out of any occurrences or events, which by their express terms apply to Guarantor (either by reference to a "Guarantor" or to a "Borrower Party"), described in Sections 10.11, 10.12, 10.14, 10.15 or 10.17 of the Loan Agreement; or

(e) Any representation or warranty made by Guarantor proves to be untrue in any material respect when made or deemed made; or

(f) Any default under any of the other terms, covenants or conditions of this Guaranty (other than as described elsewhere in this Section 5.08), which continues for ten (10) days after notice by the Administrative Agent to Guarantor; provided, however, Guarantor shall have an additional thirty (30) days to cure such failure if (1) such failure does not involve the failure to make payments on a monetary obligation; (2) such failure cannot reasonably be cured within ten (10) days; (3) Guarantor is diligently undertaking to cure such default, and (4) Guarantor has provided the Administrative Agent with security reasonably satisfactory to the Administrative Agent against any interruption of payment or impairment of collateral as a result of such continuing failure; or

(g) The occurrence of an "Event of Default" under (as such term is defined in) any other guaranty delivered by Guarantor to the Administrative Agent for the benefit of the Lenders in connection with the Loans.

5.09. Headings. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Guaranty.

5.10. Counterparts. This Guaranty may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and either of the parties hereto may execute this Guaranty by signing any such counterpart.

5.11. Severability. If any provision of this Guaranty shall be held by any court of competent jurisdiction to be unlawful, void or unenforceable for any reason as to any Person or circumstance, such provision or provisions shall be deemed severable from and shall in no way affect the enforceability and validity of the remaining provisions of this Guaranty.

5.12. WAIVER OF JURY TRIAL; COUNTERCLAIM. TO THE EXTENT PERMITTED BY LAW, EACH OF GUARANTOR, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY. GUARANTOR FURTHER HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES, IN CONNECTION WITH ANY LEGAL PROCEEDING BROUGHT BY OR ON BEHALF OF THE ADMINISTRATIVE AGENT OR THE LENDERS WITH RESPECT TO THIS GUARANTY OR OTHERWISE IN RESPECT OF THE LOANS, ANY AND EVERY RIGHT GUARANTOR MAY HAVE TO (A) INTERPOSE ANY COUNTERCLAIM THEREIN, OTHER THAN A COMPULSORY COUNTERCLAIM, AND (B) HAVE THE SAME CONSOLIDATED WITH ANY OTHER OR SEPARATE SUIT, ACTION OR PROCEEDING. NOTHING CONTAINED IN THE IMMEDIATELY PRECEDING SENTENCE SHALL PREVENT OR PROHIBIT GUARANTOR FROM INSTITUTING OR MAINTAINING A SEPARATE ACTION AGAINST THE ADMINISTRATIVE AGENT OR THE LENDERS WITH RESPECT TO ANY ASSERTED CLAIM.

[signature page follows]

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IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be duly executed and delivered as of the day and year first above written.

MAGUIRE PROPERTIES, L.P., a Maryland limited partnership

By: **MAGUIRE PROPERTIES, INC.**, a Maryland corporation, its general partner

By: _____
Name: _____
Its: _____

Address for Notices:
    Maguire Properties, L.P.
    1733 Ocean Avenue
    Suite 400
    Santa Monica, California 90401
    Attention: Paul S. Rutter and
           Robert F. Maguire III
    Telecopier No. (213) 533-5100

With a copy to:
    Gilchrist & Rutter Professional Corp.
    1299 Ocean Avenue
    Suite 900
    Santa Monica, California 90401
    Attention: Paul S. Rutter, Esq.
    Telecopier No. (310) 394-4700